CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

March 6, 2012
Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	Request for Extension to File Response
China Yida Holding, Co.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2011
Filed February 3, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 7, 2011
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated February 17, 2012 regarding the above referenced filings (the “Comment Letter”). Please accept this correspondence as a request for an extension of an additional ten (10) business days to provide the Commission with our response to the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter, no later than Tuesday, March 20, 2012.

Thank you for your attention to this matter.

Sincerely,

CHINA YIDA HOLDING, CO.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Chief Executive Officer